X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

09047087

September 28, 2009

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated September 28, 2009).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 10/8

X-Cal Resources Ltd.

TSX/XCL **September 28, 2009**

News Release

RESULTS of the X-CAL ANNUAL MEETING

The shareholders passed all resolutions, as proposed by management and re-elected the board of directors of X-Cal at the company's Annual Meeting.

More than 75 million shares, representing 45% of the 166.9 million common shares in issue were voted.

Eight of the nine items on the agenda were approved by 99% of the votes. One item was approved by 93.5%.

Overall, +98% of 75.2 million shares were voted as recommended by management.

The voting results are encouraging and appreciated.

The shareholders present were informed that gold mining companies have been visiting Sleeper and that the company has received proposals from able developers. A number of alternatives for advancing the Sleeper Gold Project are under consideration.

A new report by Dr. Richard H. Sillitoe describing the bulk-tonnage potential and high-grade at the Sleeper Gold Project was central to the meeting.

Dr. Sillitoe's paper mentions a historic calculation carried out by Placer Dome, which utilized the entire mine site area drill hole database.

The historic Placer Dome calculation indicates the potential for a substantial increase in the mine site area resource at Sleeper by expanding the resource model and infill drilling. (See Dr. Sillitoe's paper at www.x-cal.com)

X-Cal's Sleeper "mine site area" database consists of approximately 4,130 drill holes.

The 2008 NI 43-101 in-ground gold and silver resource at Sleeper was based on 2,300 drill holes. (The 2008 resource did not model the entire mine site drill database).

Modeling of the entire mine site area database, has the potential to significantly increase the in-ground gold and silver resources at Sleeper.

Areas of mineralized drill data, which occur in proximity to the present NI 43-101 resources, are a priority.

Recommendations for the next stage work program at Sleeper are being drafted.

The "cut-off grades" in use by other companies for their NI 43-101 resources in Nevada was a topic at the meeting. Examples discussed were Allied Nevada's Hycroft Mine and Midway/Barrick's Spring Valley published resource.

X-Cal's September 8, 2008 NI 43-101 resource charts highlight a higher cut-off grade than the examples cited above. Analysts may wish to review X-Cal's current published gold and silver resource figures for Sleeper at various cut-off grades.

The resource charts are attached as appendix to X-Cal's September 8, 2008 release of resource figures for Sleeper and are in the NI 43-101 Technical reports. (The resource inventory for Sleeper increases at lower cut-offs).

A Preliminary Economic Assessment of the resources that have been defined and placed into NI 43-101 categories to date is in progress. A team of Qualified Persons (QPs) will review and approve the study, prior to publication.

A list of existing permits, established infrastructure and the Nevada location of Sleeper are factors that contribute to favorable development logistics.

Attractive exploration targets within the 30 square mile Sleeper District are in addition to the areas of current resource.

The South West Target, located 1.5km SW of the mine site area is an example of a priority exploration target within the Sleeper District. The South West Target and other targets for new gold deposits within the Sleeper district are described in papers Dr. Sillitoe, outlined in presentations at www.x-cal.com and detailed in NI 43-101 Reports.

The Sleeper Gold Project, located in Humboldt County, is X-Cal's priority. The company also has three other well-located Nevada gold properties (2 properties in the Cortez Area and 1 located in the Spring Valley Area). All of the properties are 100% X-CAL.

The market capitalization of X-Cal relative to our resources was a topic at the meeting.

The large number of shares favorably voted at the 2009 Annual Meeting was also a topic.

The contents of this release have been reviewed by Larry Kornze, P.Eng., who is a "Qualified Person" as defined by NI 43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements
This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740